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                 April 19, 2024

       Wes Cummins
       Chief Executive Officer
       Applied Digital Corp.
       1301 East Broward Boulevard, 3rd Floor
       Dallas, Texas 75219

                                                        Re: Applied Digital
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed April 15,
2024
                                                            File No. 333-278699

       Dear Wes Cummins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Steven Siesser